SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant's name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 31, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Notice Regarding Change in Specified Subsidiary

LINE Corporation (hereinafter the "Company") announces the change in specified subsidiaries as follows.

1.	The Reason for Changing Specified Subsidiary

The Company has made the decision in its board meeting held on January 31, 2019 to invest 20 billion JPY in its subsidiary, LINE Pay Corporation, as necessary funds for its future business operation.

Since the total capitalization of LINE Pay Corporation has become equivalent to ten-hundredths or greater of the Company's total capitalization with the completion of the capital increase, LINE Pay Corporation corresponds to a specified subsidiary.

2.	Overview of the Changing Specified Subsidiary (As of January 31, 2019)
(1)	Name	LINE Pay Corporation
(2)	Location	4-1-6 Shinjuku, Shinjuku-ku, Tokyo
(3)	Name and title of representative	Yongsu Ko, Representative Director and CEO
(4)	Business	- Digital currency, e-money valuation, and prepaid payment services, sales, and management, electronic payment system, and funds transfer services
(5)	Total capitalization	JPY 3,600 million (before capital increase)
(6)	Established	May 9, 2014
(7)	Principal shareholders and holding ratio	LINE Corporation: 100%
(8)	Relationship between LINE Corporation and LINE Pay Corporation	Capital relationship	The Company holds 100% of the shares issued by LINE Pay Corporation.
		Personnel relationship	The Company's executives serve jointly as directors at LINE Pay Corporation.
		Business relationship	There are business relationships, such as providing services, between the Company and LINE Pay Corporation.

3. Date of Change (tentative)

February 28th, 2019 (tentative)

4. Future Projections

The impact of the change on the Company’s consolidated results is expected to be minimal.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.